Exhibit 99.8

NICE Unveils Enlighten XM, A Next Generation AI Contextual Memory Powering
Customer Interactions

Breakthrough CX AI solution leveraging unique LLM deep data memory to drive hyper-personalized journeys

Hoboken, N.J., March 25, 2024 – NICE (Nasdaq: NICE) today unveiled NICE Enlighten XM (Experience Memory), the latest advancement to NICE’s CX AI solution, Enlighten, that leverages large language models’ (LLMs) deep data memory to hyper-personalize customer journeys. NICE Enlighten XM ushers in a new era of CX by introducing fully contextualized journey management. NICE Enlighten XM provides brands with an unprecedented ability to understand, remember, and dynamically adapt to each customer's unique needs and preferences. These capabilities are made possible by LLMs enriched with the industry's most extensive set of CX-specific AI models from NICE Enlighten and equipped with a holistic customer data memory.

NICE Enlighten XM enables NICE CXone customers to deliver seamless, context-rich interactions that effortlessly resume where previous interactions concluded, given its advanced capability to hyper-personalize the conversation in real-time. By leveraging a comprehensive memory of all critical data points that distinguish each customer interaction, NICE Enlighten XM provides instant access to historical interaction insights for both self-service and employee-assisted interactions.

The AI-powered technology constructs an all-encompassing memory of each customer's journey, including their sentiment, behaviors, and interaction history across all touchpoints. NICE Enlighten XM demonstrates a remarkable ability to harness data from a wide range of sources within an organization’s CX ecosystem, enabling it to gain a deeper understanding of the intricate nuances that define each brand-customer relationship on an individual, real-time basis. By equipping CX AI with contextual memory, Enlighten XM enables brands to deliver hyper-personalized, relevant, and impactful interactions that cultivate stronger relationships at every stage of the customer journey.

“Personalized experiences have been a holy grail for organizations, but most have struggled to deliver due to technological limitations," said Barry Cooper, President, CX Division, NICE. "NICE Enlighten XM shatters those barriers, empowering brands to deliver on the promise of true personalization finally. With NICE Enlighten XM, brands can build stronger relationships, drive unparalleled customer satisfaction, and lead the way in the future of customer experience. We're excited to make this vision a reality for our NICE CXone customers."

Key benefits and capabilities of NICE Enlighten XM include:

•
360-Degree Customer Insight: Combines interaction data, metadata, and analytics from the entire CX ecosystem to provide an unparalleled understanding of a customer's history and preferences, driving more impactful and personalized interactions.

•
Individualized Memory Graph: Creates a unique memory graph for each customer, ensuring every interaction is tailored to their specific needs with full context based on a multi-dimensional historical record.

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Continuous Conversational Sync: Seamlessly resumes interactions exactly where they left off, regardless of channel or device, enabling asynchronous bot-and-agent-led interactions to instantly understand and address customer needs.

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Adaptive Personalization Engine: Dynamically determines the optimal next action, response, or activity in real-time based on past performance, leveraging LLMs’ deep data memory and the brand's knowledge base to create an evolving, customer-centric interface.

“Enterprise decision makers are overwhelmed with options to apply large language models and Generative AI to improve their customers’ experience,” explains Dan Miller, Lead Analyst at Opus Research. “Instead of approaches that employ an ocean of undifferentiated data, they need ‘CX AI’ that is trained on company and customer-specific data that can drive personalized, effective outcomes. Investing in this approach now is foundational to any strategy that differentiates their brand in the Conversational AI era and future-proofs their business operations for years to come.”

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of ' 'NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.